CM 3/17

05038395

BB 3/15

:D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH. D.C. 153

SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P. A.
(Name – *if individual, state last, first, middle name*)

2878 Mahan Drive, Tallahassee, Florida 32308
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - not applicable; there are none.
- ☒ (g) Computation of Net Capital.
- (1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. - Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable; exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

CONTENTS

JAMES D. A. HOLLEY & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
2878 MAHAN DRIVE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)

HARRY A. MULLIKIN, JR., C.P.A.
CHARLES W. PENNINGTON, C.P.A.
JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
JOAN S. MCINTYRE, C.P.A.
DONNA S. BERGERON, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, President
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D. A. Holley & Co., P.A.

February 23, 2005

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash	$ 98,534
Commissions receivable	6,827
Investments	34,281
Cash value of life insurance	29,717
Employee advances	2,312
Deferred taxes	184,325
	$ 355,996

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 14,430
Note payable	13,000
	27,430
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	86,900
Retained earnings	241,566
	328,566
	$355,996

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2004

Income:	
Commissions and fees	$ 744,037
Interest and dividends	2,195
Loss on investments	(395)
	745,837
Expenses:	
Salaries and commissions	429,215
Payroll taxes and employee benefits	56,878
Occupancy	52,525
Office	36,097
Telephone	13,791
Professional fees	173,861
Equipment rental and maintenance	15,196
Depreciation	2,184
Taxes and licenses	4,527
Other expenses	1,337
	785,611
Loss before income taxes	(39,774)
Income tax benefit	15,923
Net loss	$ (23,851)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2004

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2003	$ 100	$ 86,900	$ 265,417
Net loss			(23,851)
Balance, December 31, 2004	$ 100	$ 86,900	$ 241,566

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (23,851)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Loss on investments	395
Depreciation	2,184
Decrease in receivables	7,770
Increase in deferred taxes	(15,923)
Increase in payables	8,726
Net cash used in operating activities	(20,699)
Cash flows from investing activities:	
Purchase of equipment	(410)
Investment in cash value of life policy	(949)
Net cash used in investing activities	(1,359)
Cash flows from financing activities:	
Note payments	(50,000)
Decrease in cash and cash equivalents	(72,058)
Cash and cash equivalents at beginning of year	170,592
Cash and cash equivalents at end of year	$ 98,534

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at banks, and investments in liquid asset funds.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Office Furniture and Equipment

Office furniture and equipment originally purchased for $129,842 have been fully depreciated by the straight-line method over their estimated useful lives of 5-7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $33,555, and market value of $34,281. The loss on investments for the year is market value losses of $395.

3. NOTE PAYABLE

The unsecured note is owed to the Company president. Principal and interest are due on demand.

4. BENEFIT PLANS

The Company terminated its profit sharing plan and distributed the assets to the participants in 2004. It continues to provide a 401(k) plan to which employees may contribute up to 15% of their compensation.

5. COMMITMENTS

The Company had operating leases for office equipment that expired in 2004. Equipment rental expense for 2004 was $11,022.

6. INCOME TAXES

The provision for income taxes reflected in the statement of income differs from the amount computed by applying the statutory federal income tax rates to income before income taxes because the Company received nontaxable dividends and is subject to state income taxes.

The temporary differences between the financial statement basis and the tax basis of assets and liabilities are as follows:

Deferred tax asset:	
Net operating loss carryforward	$ 184,585
Deferred tax liability:	
Unrealized gain on securities	260
Net deferred tax asset	$ 184,325

The Company has net operating loss carryforwards of $515,833 expiring in 2020 through 2024.

7. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $31,500 in 2004. The Company was reimbursed $153,234 for services it provided to Mowell Financial Group, N.A. during 2004. Other operating costs of each company are sustained by the business incurring the expense.

8. CONTINGENCIES

The Company periodically is subject to claims that arise in the ordinary course of business. In July of 2004, a case was filed in arbitration before the National Association of Securities Dealers by six investors claiming that the Company was responsible for losses that they incurred on the purchase of CMOs. It is the opinion of management that the lawsuit is without merit because the losses occurred after four of the investors had closed their accounts at the Company and two of the investors were never customers of the Company. The Company is in the process of filing a motion to dismiss the complaint.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2004

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 328,566
Deduct ownership equity not allowable for net capital	
Total ownership equity qualified for net capital	328,566
Additions:	
None	
Deductions:	
Total nonallowable assets	186,637
Net capital before haircuts on securities positions	141,929
Haircuts on securities	7,696
Net capital	$ 134,233

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 134,233
Minimum net capital required	$ 1,829	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 129,233
Excess net capital at 1,000%		$ 131,490

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 27,430
Percent of aggregate indebtedness to net capital	20%

MOWELL FINANCIAL GROUP, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

December 31, 2004

Net capital - unaudited Form X-17A-5, Part IIA	$ 145,051
Reconciling items - year end adjustments:	
Commissions	(3,000)
Payroll liabilities	(7,934)
Miscellaneous	116
Net capital - audited	$ 134,233

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2004, disclosed no material inadequacies.

James D. A. Holley & Co., P.A.

February 23, 2005